BMX Development Corp.
19720 Jetton Road, 3rd Floor
Cornelius, NC 28031

To: Securities and Exchange Commission
VIA EDGAR

December 8, 2008

Re:      BMX Development Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008

Dear Mr. Spirgel:

We have filed on EDGAR Amendment No. 2 to our Form 10-KSB for the year ended December 31, 2007. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

1.
We not that management continues to believe that during the evaluation of disclosure controls and procedures no material weaknesses were identified, implying your disclosure controls and procedures were effective as of the end of the fiscal year. Please not that the definition of disclosure control and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gove/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting. It appears to us that your failure to provide your report on internal control over financial reporting for fiscal year 2007 on a timely basis appears to be a clear indicator that your disclosure control and procedures were not effective as of the end of the fiscal year. The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure control and procedures are ineffective. In light of these facts, it appears that you should amend the 10-KSB to disclose that your disclosure control and procedures were not effective as of the end of the fiscal year.

Response: We have revised our filing to meet the requirements of reporting on management’s assessment of internal control over financial reporting as of December 31, 2007.

2.
We not that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Response:  We have revised Exhibit 31.1 and Exhibit 31.2, the Certifications of the Principal Executive Officer and Principal Financial Officer, respectively, to include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Sincerely,

/s/Michael J. Bongiovanni
Michael J. Bongiovanni
President